Exhibit 99.1

CI Financial to Acquire Remaining Stake in Lawrence Park Asset Management, Taking its Ownership in the Alternative Investment Manager to 100%

Move will build on CI’s leadership in alternatives

NOT FOR DISSEMINATION TO U.S. NEWSWIRE SERVICES OR OTHERWISE FOR DISSEMINATION TO THE UNITED STATES OF AMERICA.

TORONTO--(BUSINESS WIRE)--April 5, 2021--CI Financial Corp. (“CI”) (TSX: CIX; NYSE: CIXX) and Lawrence Park Asset Management (“Lawrence Park”) today announced that they have reached an agreement in which CI will acquire full ownership of the alternative fixed-income investment firm.

CI currently holds a minority interest in Lawrence Park, a Toronto-based alternative asset manager founded in 2011. Lawrence Park manages approximately C$600 million of assets specializing in credit-focused strategies, including a hedge fund, a liquid alternatives fund and an ETF.

“The Lawrence Park team has decades of experience in fixed-income markets and alternative investing, and has been a valued partner for CI since 2012. We are thrilled to finally bring that expertise in-house,” said Kurt MacAlpine, CI Chief Executive Officer. “Alternatives offer an array of benefits and are becoming increasingly embraced by advisors and investors. Building on CI’s leadership in this category is a priority for us as we modernize our asset management business.”

“We share CI’s commitment to alternative investing and are excited to be part of the continued development of innovative mandates in this space,” said Andrew Torres, Founding Partner and Chief Executive Officer of Lawrence Park. “We look forward to integrating into the CI Global Asset Management organization, with its extensive resources, research capabilities and distribution opportunities.”

Following the completion of the transaction, the Lawrence Park team will continue to manage its current funds: CI Lawrence Park Alternative Investment Grade Credit Fund, which is available as a liquid alternative mutual fund and ETF (TSX: CRED, CRED.U), and Lawrence Park Credit Strategies Fund, a hedge fund available to accredited investors. The team’s investment approach will not change.

Lawrence Park employs a simple but proven relative value approach to identify and profit from inefficiencies in global corporate bond markets (Canada, U.S., and Europe) and utilizes a disciplined active portfolio management process. This involves extensive attention to risk management, including hedging strategies against rising interest rates, currency, and selected credit risk. Using this investment process, Lawrence Park seeks to enhance yield, reduce volatility, and deliver consistent returns to investors in varying interest rate and credit environments.

CI subsidiary CI Global Asset Management (“CI GAM”) is Canada’s largest provider of liquid alternative investment strategies1, managing $3.7 billion in assets as at February 28, 2021 in four strategies available in both mutual fund and ETF platforms. CI’s lineup of alternatives also includes a global private real estate fund and a global private markets fund, which are available to accredited investors.

The Lawrence Park transaction is expected to close in the second quarter of 2021, subject to regulatory approval and other customary closing conditions.

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI managed and advised on approximately C$236.5 billion (US$185.7 billion) in client assets as at February 28, 2021. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through Assante Wealth Management (Canada) Ltd., CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of BDF LLC, Bowling Portfolio Management LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Stavis & Cohen Private Wealth, LLC and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

  Source: Canadian Association of Alternative Strategies & Assets, as at December 31, 2020.

The mutual fund and exchange-traded fund securities referred to herein have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirements. This news release does not constitute an offer to sell or the solicitation of an offer to buy securities nor will there be any sale of such securities in any state in which such offer, solicitation or sale would be unlawful.

Commissions, trailing commissions, management fees and expenses all may be associated with an investment in mutual funds and exchange-traded funds (ETFs). Please read the prospectus before investing. Important information about mutual funds and ETFs is contained in their respective prospectus. Mutual funds and ETFs are not guaranteed; their values change frequently, and past performance may not be repeated. You will usually pay brokerage fees to your dealer if you purchase or sell units of an ETF on recognized Canadian exchanges. If the units are purchased or sold on these Canadian exchanges, investors may pay more than the current net asset value when buying units of the ETF and may receive less than the current net asset value when selling them.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the acquisition of Lawrence Park will be completed and its asset levels will remain stable, the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

CI Global Asset Management is a registered business name of CI Investments Inc.

Contacts

For CI Financial
Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com

For Lawrence Park Asset Management
Andrew Torres
Founder & CEO
647-982-4326
andrew.torres@lawrenceparkam.com

Kathleen Biggs
Head of Investor Relations
416-471-2736
kathleen.biggs@lawrenceparkam.com